

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 21, 2008

via U.S. mail and facsimile to (717) 763-6402

Mr. Stephen J. Schnoor
Senior Vice President and Chief Financial Officer
Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011

>   **RE: Harsco Corporation**
>   **Form 10-Q for the quarter ended September 30, 2007**
>
>   **File No. 1-3970**

Dear Mr. Schnoor:

We have reviewed your response letter dated January 31, 2008 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. We may or may not raise additional comments.

Form 10-Q for the quarter ended September 30, 2007

C. Review of Operations by Segment, page 6

1. We have read your response to comment 3 in our letter dated December 31, 2007, and the supplemental information provided to us. Notwithstanding the fact that operating income as a percentage of average EVA capital (adjusted for goodwill) appears to be similar in the 2006 and 2007 periods for the three operating segments within the Access Services reportable segment, we note that revenue and operating income for each of these operating segments for the month, quarter, and nine months ended September 30, 2007, vary widely compared to the respective year-ago periods, a notion that runs counter to the economic characteristic aggregation criteria in paragraph 17. For example, we note the following:
    - From page 11 of the CODM report, we can derive the revenue growth rates for the three segments in Access Services. The revenue growth rate is 31% for SGB Group, 46% for Hunnebeck, and 26% for Patent Construction Systems.
    - From pages 11 and 15 of the CODM report, we can derive profit margins for the three segments in Access Services. SGB Group has a profit margin

               significantly less than the other two operating segments in both 2007 and 2006.

- From page 11 of the CODM report, we have calculated that each of SGB Group, Hennebeck and Patent Construction Systems exceeds the 10% income test pursuant to paragraph 18b. of SFAS 131 for the nine months ended September 30, 2007. It also appears that SGB Group will exceed the 10% income and revenue tests for the annual periods.

Please explain how you have considered these factors in your analysis of the aggregation criteria pursuant to SFAS 131. Also, please provide us with a copy of the December 31, 2005, and 2006 CODM reports with an explanation of how the financial performance during these periods supports aggregation.

Regarding the "All Other" category, we note from page 11 of the CODM report that the sales growth rates for the six operating segments therein range from (10%) to 25%. From pages 11 and 15 of the CODM report, we have calculated profit margins ranging from 11% to 33%. Please clarify how you are in compliance with paragraphs 17 and 19 of SFAS 131. Specifically, aggregation is not permitted for segments with dissimilar economic characteristics.

     As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

     You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding this comment.

                                Sincerely,

                                Terence O'Brien
                                Branch Chief